HearMe

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USA TODAY | Forbes | London Evening Standard | c|net | THRIVE GLOBAL | TRAVEL+LEISURE | INVERSE | ELLE | shondaland



THE PROBLEM

We are in a Mental Health Crisis

Young adults are suffering from loneliness, anxiety, and depression in record numbers with dire implications.

81%

OF PEOPLE UNDER 4O

Felt lonely, depressed or hopeless in the last week.

47%

OF AMERICANS ARE LONELY

Loneliness is often the first sign of need in mental wellness.

$225B

SPENT ON MENTAL HEALTH

In the US Market alone annually.

12B

WORKDAYS

Lost every year due to issues related to mental wellness and illness.

CIGNA LONELINESS INDEX, 2019 | HARVARD GSE, 2021 | AMERICAN PSYCHOLOGICAL ASSOCIATION, 2018

THE PROBLEM

Current Solutions are not Working

Issues of mental health and wellness are dramatically becoming more costly for universities and enterprises, despite 37% of Millennials and 35% of Gen Z receiving treatment or therapy.

CURRENT SOLUTIONS	WHAT IS NEEDED
Intimidating	Peer to Peer
Therapy-based	Sub-Clinical
Reactive	Proactive
Unaffordable	Cost Effective
Not in real time	Immediate
Non-human(bots)	Empathy

AMERICAN PSYCHOLOGICAL ASSOCIATION
NORC AT THE UNIVERSITY OF CHICAGO, THE LANCET 2018

THE SOLUTION

A Platform that Delivers what is Needed

An Uber-like supply model to meet demand and lead directly to better health outcomes.

On-Demand

Uber-like supply model meets demand

+

Peer Support

Human to human connection leads to better health outcomes.

+

Data/NLP

Data and natural language processing drives highly targeted responses to individual needs.

92% POSITIVE CSAT*
AFTER JUST ONE CONVERSATION!

* CSAT SCORE MEASURES OVERALL USER SATISFACTION AFTER CONVERSATIONS OCCUR

THE SOLUTION

The HearMe Platform

We are solving the existing supply/demand problem in mental wellness by creating a truly scalable peer network that leads to positive health outcomes.

Real-Time, Peer-to-Peer, Text Chat, 24x7 - supports proactive + immediate human interaction

Hundreds of thousands of interactions creates a rich dataset for better targeted responses.

75+ countries give us global scale (users + data)

THE DATA

Traction

We have seen rapid acceptance of the platform during 14 month beta.

115k+ **Downloads**	375k+ **Individual interactions**
28k+ **Dedicated chat lines**	4.7/5 **Average rating**
20k+ **Trained Listeners**	24 min. **Avg. conversation length**



BODY IMAGE
COVID-19
WORK
PREGNANCY
RELATIONSHIPS
UNIVERSITY
PARENTING
LGBTQ & IDENTITY
JUST WANT TO TALK

THE DATA

Engagement

HearMe's retention **outperforms** other mental health apps — 8.1% vs. 3.3[1]% over 4-weeks

6 MONTH AVG.

MONTH OVER MONTH USER GROWTH	TOTAL USER GROWTH	SESSIONS PER USER
▲5.39%	▲81%	5.3

THE PAST 90 DAYS

NEW USERS	RETURNING USERS
21k	25k

JOURNAL OF MEDICAL INTERNET RESEARCH, 2019

HOW IT WORKS

HearMe Mobile App

1 CHOOSE YOUR TOPIC
Select the topic you would like to discuss.

2 GET STARTED
Record how you feel before connecting.

3 GET MATCHED WITH A LISTENER IN MINUTES
Connect via our AI Matching Algorithm.

4 TEXT WITH A LISTENER
Available 24/7 in real-time.

5 GIVE FEEDBACK
Record your feelings after a conversation and rate your listener!



Select a Topic
University
11 talking now
Relationships
30 talking now
LGBTQ+ & Identity
5 talking now
I Just Want to Talk
127 talking now
COVID-19
5 talking now
Pregnancy & New Moms
5 talking now
Parenting
12 talking now
Body Image & Disordered Eating
11 talking now



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About Emma
Lived Experiences
LGBTQ+ & Identity
I Just Want to Talk
COVID-19
Relationships
University
Work & Productivity
JOIN CHAT



Emma
I feel really hopeless because we are very close
Being able to zoom with them has helped, but I cant help feeling like this pandemic will last forever
Write your message



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HOW IT WORKS

Business Model

HearMe's model is based on subscriptions to peer support services.

- **University** Peer support delivered at a per student, per semester rate.
- **HearMe Premium** Monetization of current user base by expanding product features at a low monthly rate.
- **Enterprise (2022)** Peer support delivered at a per employee per month rate.

★ Enterprise grows to our main market share by 2024



HearMe
Vent.
Share.
Unbottle.
Connect.
Clarify.
Ask.
Reflect.
A chat with a Listener who's there to talk about you will brighten your day. Be happier, healthier, and gain clarity in your own thoughts.
BEGIN

TARGET MARKET

University Customers

Universities are in crisis. Only 30% of University presidents have the tools needed to address student mental health.

> “HearMe offers a space for people to feel heard and connect through shared experiences. Students are able to relate more in situations to their fellow students.
>
> DR. GRAHAM BODIE, UNIVERSITY OF MISSISSIPPI

Critical access to insights through a customized dashboard

Dedicated channels for DEI and affinity groups



Peer support acts as a triage for higher level mental health support

Student referrals to campus Counseling Centers

HIGHER ED TODAY 2019

TARGET MARKET

University Research Study

Spring 2021 study with two universities examined the student benefit of the HearMe Platform

Key findings

Students felt better & more optimistic after a conversation

Students reported feeling more supported after a conversation

Listeners were rated as competent and effective

THE UNIVERSITY of MISSISSIPPI 1848

UNIVERSITY OF MINNESOTA

TARGET MARKET

Future Customers

Enterprises need an engaging employee support platform

Best in class support can attract younger workforces and reduce turnover

Peer support drives lower health costs for plans and self-insured employers

Chronically low utilization rates of Employee Assistance Programs (EAPs) show a glaring need

Lower cost option to underutilized EAP offerings

Top 2 Reasons for lack of EAP utilization:

- **Stigma around clinical interactions**
- **Confidentiality**

THE LANDSCAPE

Competitive Overview

Mood Tracking / Journals

Peer Support

AI / Chatbots

Clinical Support

OUR COMPETITIVE ADVANTAGE

- Real-time, 24/7 human support
- Data through human interactions
- No clinical stigma
- Cost-effective
- Solves the supply and demand issue

THE LANDSCAPE

Competitive Overview

Peer Support

HearMe

Talk Life

wisdo

Therapeer

7 CUPS

SANVELLO

OUR COMPETITIVE ADVANTAGE

- Evidence-based Interactions
- Ability to pivot quickly to address market demand (enterprise usage)
- AI Matching encourages Homophily through shared experiences
- Best-in-class training ensures quality and safety

THE OPPORTUNITY

Market Size



50M+

IN U.S.

Gen Z and Millennials who are willing to get help

24M+

STUDENTS

In the US, CAN, & UK University Markets

$3.5B

EAP SPEND

97% of 5000+ person US employers have EAPs.

$122M

SOM

1500 Enterprise Clients ($92M)
+
650 University Clients ($30M)

OPENMINDS RESEARCH, 2019 | AMERICAN PYSCHOLOGICAL ASSOCIATION NORC AT THE UNIVERSITY OF CHICAGO, THE LANCET 2018 | IBIS WORLD 2021

THE TEAM

Executive

Proven CEO/Founder, a serial entrepreneur with a successful exit.



HeroMe.App

Adam Lippin
CEO/FOUNDER



Luke Sagaser, MBA
COO



Erik Davtyan
CTO



Sarra Rashid
HEAD OF COMMUNITY



David Gold
FOUNDING PARTNER ENTITY, GLOBAL HEALTH STRATEGIES



Emma Sarjeant
COMMUNITY MANAGER



Narek Ghevandiani
DEVELOPER



Callie Klotz
HEAD OF COMMUNICATIONS



Madelon Guinazzo
DIRECTOR OF TRAINING

THE TEAM

Advisory

Industry leading experts supporting key growth areas.



Kathy Mandato

WARNER MEDIA CHIEF HR OFFICER
SNAP VP HR
NBC UNIVERSAL EVP
COMCAST SVP

Transformational people, culture, and operations executive with 20+ years experience in Human Resources, sales and new business development, marketing, and communications as well as scaling technology-driven companies.



David Spitzer

UPPER DIAMOND CEO
THE LEARNING ACADEMY FOUNDER
KORN FERRY CREATIVE DIRECTOR

Award-winning creative and marketing executive with 25+ years experience in film, network television, mobile and interactive media, instructional design, and web, with expertise in leading e-learning business solutions for Fortune 100 companies, startups, and venture firms.



Suzanne Kolb

GROUP NINE CHIEF BRAND OFFICER
NBC UNIVERSAL PRESIDENT
WARNER BROS EVP

Media industry leader with 25+ years experience in building global brands and developing GenZ/Millennial content with expertise in driving operational excellence and profitable growth across television and digital media companies.



Matt Gjertsen

BETTER EVERYDAY STUDIOS CLO
SPACEX TRAINING MANAGER
USAF TRAINING INSTRUCTOR

Proven strategic leader in human performance development with diverse expertise ranging from personal instruction in the fast paced environment of military aviation to creating organizational structures to foster and support excellence in a corporate setting.

THE TEAM

Clinical Advisory

Supporting key areas of research and clinical oversight.



Dr. John Kane, M.D.

NORTHWELL HEALTH

SVP, BEHAVIORAL SCIENCES



Dr. Stuart Kahn, M.D.

MT SINAI

PAIN MANAGEMENT



Dr. Karen Dobkins, PhD

UCSD

PSYCHOLOGY DEPARTMENT



Dr. Michael Birnbaum, M.D.

NORTHWELL HEALTH

EARLY TREATMENT PROGRAM, BEHAVIORAL HEALTH



Dr. Raleigh Fatoki, M.D. MBA

KAISER OAKLAND

INTERNAL MEDICINE

Financial Projections

	2021	2022	2023	2024	2025
Total Universities	8	40	90	125	220
Total Students	56,000	260,000	598,000	885,000	1,560,000
UNIVERSITY REVENUE BASE	**$84,000**	**$832,000**	**$2,386,020**	**$3,717,000**	**$6,864,000**
Premium Subscriptions	500	3,000	10,000	18,000	20,000
PREMIUM REVENUE	**$41,940**	**$251,640**	**$838,800**	**$1,509,840**	**$1,677,600**
Total Enterprise		15	45	55	70
Total Employees		7,500	45,000	110,000	210,000
ENTERPRISE REVENUE TOTAL		**$180,000**	**$1,080,000**	**$3,960,000**	**$7,560,000**
TOTAL REVENUE	**$94,485**	**$1,263,640**	**$4,304,820**	**$9,186,840**	**$16,101,600**
TOTAL COGS	$6,000	$45,000	$125,000	$198,000	$255,000
GROSS PROFIT	**$88,485**	**$1,218,640**	**$4,179,820**	**$8,988,840**	**$15,846,600**
Sales and Marketing	$40,000	$300,000	$795,000	$1,465,000	$1,895,000
Software Development	$104,000	$320,000	$405,000	$560,000	$695,000
Operations	$131,000	$380,000	$490,000	$550,000	$676,000
General & Admin	$60,000	$105,000	$275,000	$325,000	$450,000
TOTAL SG&A	$335,000	$1,105,000	$1,965,000	$2,900,000	$3,716,000
OPERATING PROFIT	**-$246,515**	**$113,640**	**$2,214,820**	**$6,088,840**	**$12,130,600**

These are forward looking projections, and cannot be guaranteed

Milestones

USE OF FUNDS



Sales & Marketing	35%
Operations	27%
Product	24%
G&A Expenses	14%

Q3 2021

Build University Pipeline

Product Development for HearMe Premium

Q4 2021

Go Live with 8 beta Universities

Launch HearMe Premium

2022

Expand to 40 Universities

Build Enterprise Pipeline & beta with 15 clients

2023

Expand to 90 Universities

Go live with 45 Enterprise Clients

These are forward looking projections, and cannot be guaranteed

Because we all need to be heard

Contact



Adam Lippin
adam@hearme.app


HearMe
Vent.
Share.
Unbottle.
Connect.
Clarify.
Ask.
Reflect.
A chat with a Listener who's there to talk about you will brighten your day. Be happier, healthier, and gain clarity in your own thoughts.
BEGIN